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================================================================================


                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C.  20549
                                ________________

(Mark One)

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
          EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended:   December 31, 1995
                                     ------------------------

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from                    to
                                         --------------------  ----------------

                      Commission file number       0-19725
                                            --------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Cumberland-Swan, Inc. Retirement Income Savings Plan One Swan Drive
                  Smyrna, Tennessee  37167

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Perrigo Company
                  117 Water Street
                  Allegan, MI  49010

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          Cumberland-Swan, Inc. Retirement Income Savings Plan
                          -----------------------------------------------------
                                            (Name of Plan)

Date:   June 19, 1996     /s/Steven M. Neil
- ---------------------     -----------------------------------------------------
                          Steven M. Neil
                          Vice President - Finance, Treasurer and
                           Chief Financial Officer
                          Perrigo Company


================================================================================



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                                 CUMBERLAND-SWAN, INC.
                        RETIREMENT INCOME SAVINGS PLAN

                                FINANCIAL STATEMENTS AND SCHEDULES
                            YEARS ENDED DECEMBER 31, 1995 AND 1994


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                                              CUMBERLAND-SWAN, INC.
                                     RETIREMENT INCOME SAVINGS PLAN

                                                           CONTENTS

INDEPENDENT AUDITORS' REPORT                                      3


FINANCIAL STATEMENTS
  Statements of Net Assets Available for Benefits -
    December 31, 1995 and 1994                                    4
  Statements of Changes in Net Assets Available for
    Benefits - Years Ended December 31, 1995 and 1994           5-6
  Notes to Financial Statements                                7-10


SUPPLEMENTAL SCHEDULES
  Assets Held for Investment Purposes - December 31, 1995        11
  Reportable Transactions - Year Ended December 31, 1995         12

[BDO SEIDMAN LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

Administrator of Cumberland-Swan, Inc.
  Retirement Income Savings Plan
Smyrna, Tennessee

We have audited the accompanying statements of net assets available for benefits of Cumberland-Swan, Inc. Retirement Income Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cumberland-Swan, Inc. Retirement Income Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The 1995 supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BDO Seidman, LLP

May 1, 1996



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
CUMBERLAND-SWAN, INC.
RETIREMENT INCOME SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

- ------------------------------------------------------------------------------------------------------------------------
                                                                                                 Perrigo
                                                      Fixed          Equity       Balanced         Stock
December 31, 1995                                      Fund            Fund           Fund          Fund           Total
- ------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and equivalents                           $     51,050    $     40,164    $    70,005    $    4,000    $    165,219
Investments, at fair value (Notes 2, 4 and 5):
  Collective investment funds                     5,114,596       2,346,013        717,460             -       8,178,069
  Common stock of Perrigo Company                         -               -              -       318,238         318,238
Contributions receivable from employer              292,419         127,684         53,090        31,068         504,261
Contributions receivable from employee                  511           (373)             71           238             447
Accrued interest receivable                             480             249            350            52           1,131
- ------------------------------------------------------------------------------------------------------------------------
Total assets                                      5,459,056       2,513,737        840,976       353,596       9,167,365

Transfers in progress                              (91,700)          79,344         16,588       (4,232)               -
- ------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS              $  5,367,356    $  2,593,081    $   857,564    $  349,364    $  9,167,365
- ------------------------------------------------------------------------------------------------------------------------
December 31, 1994                                     Fixed          Equity       Balanced       Perrigo           Total
                                                       Fund            Fund           Fund         Stock
                                                                                                    Fund
- ------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and equivalents                           $    282,544    $     96,928    $    40,775    $   64,647    $    484,894
Investments, at fair value
(Notes 2, 4 and 5):
  Collective investment funds                     4,304,788       1,962,659        459,662             -       6,727,109
  Common stock of Perrigo Company                         -               -              -       224,963         224,963
Contributions receivable from employer              301,882         137,133         38,252        47,947         525,214
Accrued interest receivable                           1,258             275            233           223           1,989
- ------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS              $  4,890,472    $  2,196,995    $   538,922    $  337,780    $  7,964,169
- ------------------------------------------------------------------------------------------------------------------------

                See accompanying notes to financial statements.





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
CUMBERLAND-SWAN, INC.
RETIREMENT INCOME SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

- ------------------------------------------------------------------------------------------------------------------------

                                                                                     Perrigo
                                        Fixed          Equity        Balanced          Stock
Year ended December 31, 1995             Fund            Fund            Fund           Fund             Total
- ------------------------------------------------------------------------------------------------------------------------
ADDITIONS
   Employer contributions        $    447,872    $    207,739    $     86,760    $    55,826    $      798,197
   Employee contributions             529,776         315,971         139,049         86,626         1,071,422
   Interest                            15,595           4,858           4,006          1,932            26,391
   Net gain from collective funds
      (Note 4)                        310,536         585,035         114,982              -         1,010,553
   Net loss from Perrigo Company
      common stock (Note 4)                 -               -               -        (12,790)          (12,790)
- ------------------------------------------------------------------------------------------------------------------------
Total additions                     1,303,779       1,113,603         344,797        131,594         2,893,773

Distributions to participants        (770,379)       (683,603)       (173,957)       (62,638)       (1,690,577)
- ------------------------------------------------------------------------------------------------------------------------
Net increase                          533,400         430,000         170,840         68,956         1,203,196

INTERFUND TRANSFERS                   (56,516)        (33,914)        147,802        (57,372)                -

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                4,890,472       2,196,995         538,922        337,780         7,964,169
- ------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   end of year                   $  5,367,356    $  2,593,081    $    857,564    $   349,364    $    9,167,365
- ------------------------------------------------------------------------------------------------------------------------


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
CUMBERLAND-SWAN, INC.
RETIREMENT INCOME SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

- ------------------------------------------------------------------------------------------------------------------------

                                                                                     Perrigo
                                        Fixed          Equity       Balanced           Stock
Year ended December 31, 1994             Fund            Fund           Fund            Fund           Total
- ------------------------------------------------------------------------------------------------------------------------
ADDITIONS
   Employer contributions           $    451,226    $    212,267    $    77,238    $     71,521    $    812,252
   Employee contributions                447,373         288,652        107,413         100,522         943,960
   Interest                                7,954           3,417          1,860           1,268          14,499
   Net gain from collective funds
     (Note 4)                            238,300        (138,477)        (5,301)              -          94,522
   Net loss from Perrigo Company
     common stock (Note 4)                     -               -              -        (244,505)       (244,505)
- ------------------------------------------------------------------------------------------------------------------------
Total additions                        1,144,853         365,859        181,210         (71,194)      1,620,728

Distributions to participants           (274,710)       (115,923)       (21,043)        (20,163)       (431,839)
- ------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                  870,143         249,936        160,167         (91,357)      1,188,889

INTERFUND TRANSFERS                       45,984        (183,300)        31,335         105,981               -

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                   3,974,345       2,130,359        347,420         323,156       6,775,280
- ------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
   end of year                      $  4,890,472    $  2,196,995    $   538,922    $    337,780    $  7,964,169
- ------------------------------------------------------------------------------------------------------------------------

                See accompanying notes to financial statements.




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
                                                           CUMBERLAND-SWAN,INC.
                                                 RETIREMENT INCOME SAVINGS PLAN

                                                   Notes to Financial Statements

- --------------------------------------------------------------------------------




1. DESCRIPTION OF PLAN       The following brief description of the
                             Cumberland-Swan, Inc. Retirement Income Savings
                             Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.


                             GENERAL

                             The Plan is a defined contribution profit-sharing plan, funded primarily by discretionary participant and employer contributions. The Plan covers substantially all qualified employees of Perrigo Company of Tennessee (Employer) and Cumberland Freight Lines, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. The purpose of the Plan is to provide the benefits of a qualified employee retirement and savings plan to participants and their beneficiaries. All employees are eligible to participate in the Plan after reaching age 21 and completing three months of service. The Plan is administered by an Administrative Committee (Committee). Administrative expenses were paid by the Employer for the years ended December 31, 1995 and 1994.

                             CONTRIBUTIONS

                             Employer contribution and supplemental
                             contribution accounts are maintained for each active participant. Contributions are allocated annually to the respective accounts of active participants as of each December 31 valuation date. Active participants are required to have at least 1,000 hours of credited service each Plan year, and must either be employed on the valuation date or have terminated employment due to death or retirement. At its discretion, each Plan year, the Company may contribute an amount for the Plan year which bears a specific relationship to each participant's elective deferral. This contribution, as well as a discretionary supplemental profit-sharing contribution, are determined by the Board of Directors and allocated based on eligible compensation (as defined in the Plan).

                             The Plan provides that each eligible
                             participant may make an elective contribution by entering into a salary reduction agreement with the Employer which designates a contribution of any whole percentage up to 15% of compensation during a Plan year.



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
                                                          CUMBERLAND-SWAN, INC.
                                                 RETIREMENT INCOME SAVINGS PLAN

                                                  NOTES TO FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------

                             The aggregate amount of employee and Employer contributions permitted for each participant is limited to the lesser of $30,000 or 25% of the participant's total nondeferred compensation.

                             PARTICIPANT ACCOUNTS

                             Participants' Employer, supplemental and elective employee contributions are increased or decreased on a pro rata basis, based on certain formulas provided by the Plan, to reflect respective shares of earnings or losses on investments, expenses or charges incurred and the unrealized appreciation or depreciation in the fair value of investments.

                             VESTING

                             Participants are 100% vested in their Employer contribution accounts and employee elective contribution accounts. Employer matching and supplemental contribution accounts become 50% vested after the completion of three years credited service, 75% vested after four years and 100% vested after five years. A year of service for vesting purposes is any Plan year in which an employee completes at least 1,000 hours of service commencing on the date the employee first performs one hour of service for the Employer. Participant accounts also become fully vested in the event of termination of the Plan, termination of employment due to death or disability or when an employee reaches eligible retirement age. Normal retirement age is 65.

                             BENEFIT DISTRIBUTIONS

                             Benefit distributions equal to vested benefits are payable to participants or their beneficiaries upon retirement, death, disability or termination of employment, except in the case of vested benefits equal to or greater than $3,500 payable to terminated participants, in which case the distribution shall not be made prior to normal retirement without the participant's written consent. Benefits shall begin to be paid no later than April 1 following either the calendar year in which a participant attains age 70-1/2 or, if the participant is other than a




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
                                                          CUMBERLAND-SWAN, INC.
                                                 RETIREMENT INCOME SAVINGS PLAN

                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================
                             5% owner of the outstanding stock of the Employer, the calendar year in which the participant retires. The method of distribution shall be determined by the Committee in accordance with the provisions of the Plan.

                             WITHDRAWALS

                             A participant may elect to withdraw up to an amount equal to the balance in the participant's elective contribution account on the allocation date coinciding with or immediately preceding the date of withdrawal, provided the Committee determines that: (1) the purpose of the withdrawal is to meet immediate and heavy financial need of the participant; (2) the amount of the withdrawal does not exceed such financial need and (3) the amount of the withdrawal is not reasonably available from other resources of the participant.

                             FORFEITURES

                             Forfeitures, resulting from termination of employment under circumstances which do not entitle the participant to be fully vested in his Employer matching and supplemental contribution accounts, are applied to reduce the Employer contribution for the Plan year in which they occur.

2. SUMMARY OF                The financial statements of the Plan have been
   SIGNIFICANT               prepared on the  accrual basis of accounting.
   ACCOUNTING                Investments are stated at fair value, as reported
   POLICIES                  by the trustee for collective investment funds,
                             and by market quote for common stock. The fair value of money market and cash funds is considered equal to cost. Gains or losses realized from the disposition of investments are reported based on sale proceeds compared with the original cost when acquired.

3. TRUSTEE                   Under the terms of the trust agreement with
                             SunTrust Bank, the trustee manages the trust fund on behalf of the Plan. Suntrust Bank has discretionary authority over the investments for the trust fund except for the investments in the common stock of Perrigo Company.


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
                                                          CUMBERLAND-SWAN, INC.
                                                 RETIREMENT INCOME SAVINGS PLAN

                                                  NOTES TO FINANCIAL STATEMENTS


================================================================================

4. NET APPRECIATION          The plan's investments (including investments
   (DEPRECIATION) OF         bought, sold and held during the year) appreciated
   INVESTMENTS               (depreciated) in fair value as follows:



                             Year ended December 31,                                1995                   1994
                             ---------------------------------------------------------------------------------------
                             SunTrust Employee Benefit Stable
                               Asset Fund                                   $      314,053           $    245,020
                             SunTrust Corporate Equity Fund                        660,163               (154,264)
                             SunTrust Retirement Intermediate
                               Bond Fund                                                 -                  2,254
                             SunTrust Retirement Fixed Income Fund                  21,443                  1,512
                             SunTrust Retirement Short-Term Fund                    14,894                      -
                             Perrigo Company common stock                          (12,790)              (244,505)
                             ---------------------------------------------------------------------------------------
                                                                            $      997,763            $  (149,983)
                             =======================================================================================


5. INVESTMENTS

                             Investments that represent 5% or more of total Plan assets are as follows:


                             December 31,                                     1995                         1994
                             ---------------------------------------------------------------------------------------
                             SunTrust Employee Benefit Stable
                                Asset Fund                                  $    5,185,381          $   435,315
                             SunTrust Corporate Equity Fund                      2,693,388            2,180,214
                             SunTrust Retirement Reserve Fund                        -                  475,350
                             =======================================================================================


6. INCOME TAX STATUS         The Plan obtained its latest determination
                             letter on March 1992, in which the Internal Revenue
                             Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.
                             However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue
                             Code.



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                                                           CUMBERLAND-SWAN, INC.
                                                  RETIREMENT INCOME SAVINGS PLAN

                      LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
- -------------------------------------------------------------------------------
                                                                EIN:  62-0634170
                                                               Plan Number:  002



December 31, 1995
- --------------------------------------------------------------------------------------------------
                                                                                        Current
Description of investment                                Shares            Cost           value
- --------------------------------------------------------------------------------------------------
FIXED FUND
  SunTrust Employee Benefit Stable Asset Fund           235,262     $  3,914,741    $  5,114,596

EQUITY FUND
  SunTrust Employee Benefit Stable Asset Fund               346            7,491           7,522
  SunTrust Corporate Equity Fund                         18,687        1,503,831       2,338,491

BALANCED FUND
  SunTrust Employee Benefit Stable Asset Fund             2,910           57,428          63,263
  SunTrust Retirement Fixed Income Fund                   2,343          131,132         152,445
  SunTrust Retirement Bond Fund                           2,315          131,050         146,854
  SunTrust Corporate Equity Fund                          2,836          282,350         354,898

PERRIGO STOCK FUND
  Common stock of Perrigo Company                        26,799          463,156         318,238

- --------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                   $  6,491,179    $  8,496,307
- --------------------------------------------------------------------------------------------------
SUNTRUST RETIREMENT RESERVE FUND
(included in cash and equivalents)                      181,992     $    181,992    $    181,992
- --------------------------------------------------------------------------------------------------



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                                                          CUMBERLAND-SWAN, INC.
                                                 RETIREMENT INCOME SAVINGS PLAN

                                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

================================================================================


                                                                EIN:  62-0634170
                                                               Plan Number:  002



Year ended December 31, 1995
- ------------------------------------------------------------------------------------------------------------
                              Purchases                                   Sales
                      -------------------------     --------------------------------------------------------
Description of asset     Shares        Purchase     Shares         Selling           Cost of       Realized
                      purchased       price (a)       sold       price (a)         asset (a)           gain
- ------------------------------------------------------------------------------------------------------------
SunTrust Retirement
  Reserve Fund        3,745,662    $  3,745,662  4,039,020    $  4,039,020      $  4,039,020    $         -

SunTrust Employee
  Benefit Stable
  Asset Fund             38,832         813,385     13,704         295,214           228,478         66,736

SunTrust Corporate
  Equity Fund             4,274         472,879      5,650         619,836           435,276        184,560
- ------------------------------------------------------------------------------------------------------------

(a) Fair value at date of transaction.



                                      12